Exhibit 99.1

Metals Acquisition Limited Initial Offering in Connection with ASX Listing Oversubscribed and Upsized to ~A$325million

ST. HELIER, Jersey--(BUSINESS WIRE)--February 9, 2024--Metals Acquisition Limited (NYSE: MTAL):

Metals Acquisition Limited (NYSE:MTAL) (“MAC” or the “Company”) is pleased to announce that its initial public offering in Australia of CHESS depository interests (“CDIs”) (one CDI being equivalent to one ordinary share in the capital of the Company (“Share”)) (“Offer”) has received strong demand from new investors and existing institutional shareholders. The Offer is being undertaken in connection with MAC’s dual listing on the Australian Securities Exchange (“ASX”).

Given the level of demand under the bookbuild process in connection with the Offer, MAC has determined that the proceeds to be raised will be upsized by A$25 million (~US$16.44 million), from A$300 million (~US$197.25 million) to A$325 million (~US$214 million). The final price for the Offer has been set at the top of the indicative price range, being A$17.00 (~US$11.18)1 per CDI.

The Offer (which did not extend to the Company’s United States shareholders or US Persons within the meaning under Rule 902(k) under Regulation S) was conducted solely outside the United States (other than to eligible US fund managers acting for the benefit or account of persons that are not US Persons).

Subject to ASX approving MAC’s application for admission to the official list of ASX and for quotation of the CDIs settlement of the Offer is expected to occur on 14 February 2024 (AEST) with the issue of CDIs (and underlying Shares) to occur on 15 February 2024 (AEST).

Subject to the satisfaction of customary conditions, the CDIs are expected to begin trading on the ASX under the ticker “MAC” on 20 February 2024 (AEST).

The proceeds of the Offer will, among other purposes, be used to:

  provide funds to repay Glencore’s deferred consideration facility in connection with the Company’s acquisition of the Cornish, Scottish and Australian underground copper mine near Cobar, New South Wales, Australia (“CSA Copper Mine”);
  increase working capital to facilitate operational flexibility and potential production growth;
  provide additional funding for exploration programs and mine development at the CSA Copper Mine; and
  fund the costs of the offer and other administrative costs expected to be incurred by the Company.

Patrice Merrin, MAC’s Chair, commented “The support for the offer recognizes and reflects the large workstream by our employees, advisors and Joint Leader Managers and adds significant balance sheet flexibility to our business”.

Mick McMullen, MAC’s CEO, also commented “Owning and operating an Australian copper mine we have long felt it was logical to dual list MAC on the ASX and I echo the Chair’s comments and thank all the people involved in this effort to bring a quality and unique offering to the ASX”.

Barrenjoey Markets Pty Limited and Canaccord Genuity (Australia) Limited are acting as joint lead managers to the IPO (“Joint Lead Managers”). Gilbert + Tobin, Skadden, Arps, Slate, Meagher & Flom and Ogier are acting as Australian, US and Jersey legal advisors to the Company in relation to the offer and ASX listing.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Not an offer in the United States

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements under the US Securities Act and applicable US state securities laws.

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward- looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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1 Exchange rate of A$1= US$0.6575, which represents the exchange rate reported by the Reserve Bank of Australia on 24 January 2024 (being the exchange rate applied through the prospectus filed with the Australian Securities & Investments Commission in connection with the Offer).

Contacts

Mick McMullen
Chief Executive Officer
Metals Acquisition Limited.
mick.mcmullen@metalsacqcorp.com

Dan Vujcic
Chief Development Officer and Interim Chief Financial Officer
Metals Acquisition Limited.
+61 461 304 393
dan.vujcic@metalsacqcorp.com